Exhibit 99.1

News Release
NYSE-AMEX, TSX Symbol: NG

NovaGold Announces Major Changes to Its Organization
Greg Lang to be Appointed President and Chief Executive Officer and
Rick Van Nieuwenhuyse to Head Newly Formed NovaCopper

November 16, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (“NovaGold”orthe“Company”) (NYSE-AMEX, TSX: NG) is pleased to announce major changes to its leadership and corporate structure.

Senior Management Changes

Gregory A. Lang has accepted the position of President and Chief Executive Officer of NovaGold effective January 2012. Mr. Lang comes to NovaGold from Barrick Gold Corporation (“Barrick Gold”) where most recently he was President of Barrick Gold of North America, Barrick Gold’s wholly-owned subsidiary. In that capacity, Mr. Lang had executive responsibility for Barrick Gold’s nine operations in the United States, Canada and the Dominican Republic, including the Donlin Gold project, equally owned by wholly-owned subsidiaries of NovaGold and Barrick Gold.

Mr. Lang has over 30 years of diverse experience in mine operations, project development and evaluations. He has held progressively responsible operating and project development positions over his 10-year tenure with Barrick Gold and, prior to that, with Homestake Mining Company and International Corona Corporation, both of which are now part of Barrick Gold. He holds a Bachelor of Science in Mining Engineering from University of Missouri-Rolla and is a Graduate of the Stanford University Executive Program.

Rick Van Nieuwenhuyse, NovaGold’s current President and Chief Executive Officer, said: “I am delighted to see Greg join the NovaGold team. His extensive background in developing mines for the largest gold producer in the world, combined with his leadership ability, makes him the right person at the right time to take the helm at NovaGold as it enters its next phase of development to become a significant North American gold producer.”

Spin-out of Ambler to Shareholders of NovaGold

Rick Van Nieuwenhuyse, NovaGold’s Founder, will step down from his current position as President and Chief Executive Officer of the Company and will assume the position of President and Chief Executive Officer of NovaCopper Inc. (“NovaCopper”), a newly formed subsidiary. It is proposed that the shares of NovaCopper will be distributed to shareholders of NovaGold as a return of capital by way of a Plan of Arrangement (the “Plan”) under the Companies Act (Nova Scotia). The Plan will be voted on at a Special Meeting of Shareholders of NovaGold (“Special Meeting”), which NovaGold anticipates holding in January 2012, and will be subject to numerous conditions including shareholder and court approval, approval by, and listing of the NovaCopper shares on TSX and NYSE-AMEX and completion of all required regulatory filings. It is proposed that the record date for shareholders of NovaGold entitled to receive shares of NovaCopper under the Plan will be the effective date of the Plan, which is expected to be in February or March, 2012. Additional details of the spin-out and the time and place for the Special Meeting will be announced as soon as all the commercial, legal and procedural formalities are finalized. Mr. Van Nieuwenhuyse will continue to serve as a Member of the Board of Directors of NovaGold. He will also serve as Senior Advisor to the President for a period of one year. NovaCopper owns the Ambler project and will have a 100% interest in any mining project in the recently consolidated 180,000-hectare property located in the Ambler district of northwestern Alaska, subject to the rights of NANA Corporation under the Exploration Agreement entered into between NANA and NovaCopper dated October 19, 2011 (please refer to Press Release dated October 20, 2011). The Ambler district hosts one of the richest known volcanogenic massive sulfide (“VMS”) copper-zinc-lead-gold-silver deposits in the world.

NovaGold Resources Inc.

Maximization of Value of 50%-owned Galore Creek Project

In addition to the spin-out of NovaCopper, the Board of NovaGold has re-iterated its objective to unlock the value of NovaGold’s copper assets in order to focus on the Company’s flagship Donlin Gold project (please refer to the Press Release dated July 28, 2011). To that end, the Board of NovaGold has decided to explore opportunities to sell all or part of NovaGold’s 50% share of the Galore Creek project (“Galore Creek”) located in northwestern British Columbia. Galore Creek is one of the largest known undeveloped copper projects in the world and is located in a first-tier mining jurisdiction. If put into production as contemplated in the recently completed Prefeasibility Study, the Galore Creek mine would be the fourth largest copper mine in North America and the largest in Canada (based on current production figures from industry sources).

Thomas S. Kaplan Becomes Chairman of the Board and Gil Leathley Joins the Board

NovaGold further announced that Dr. Thomas S. Kaplan has joined the Board of Directors of the Company and has been appointed Chairman of the Board and Mr. Gil Leathley has joined its Board of Directors. Both appointments are effective immediately.

Dr. Kaplan is Chairman and Chief Executive Officer of The Electrum Group LLC (“Electrum”), a privately held global natural resources investor. An affiliate of Electrum currently holds approximately 21.65% of NovaGold’s outstanding shares. Dr. Kaplan is widely regarded as one of the industry’s most-successful entrepreneurs and is among the precious metals sector’s most-prominent advocates. He has an extensive track record of both creating and unlocking substantial shareholder value in public as well as private companies, most recently at Leor Exploration & Production LLC (“Leor”), a natural gas exploration and development company which, under his chairmanship, evolved from a start-up in 2003 to become the fastest-growing privately held hydrocarbon exploration and development company in the United States. In 2007, Leor’s natural gas assets were sold to EnCana Oil & Gas USA Inc., a subsidiary of Encana Corporation, for US$2.55 billion. Dr. Kaplan holds Bachelor’s, Master’s and Doctoral Degrees in History from Oxford University.

Mr. Leathley is Senior Vice President and Chief Operating Officer of NovaGold. He has been with the Company since January 2010 when he joined NovaGold as Senior Advisor to the President. With more than 50 years of mining experience, Mr. Leathley is one of the industry’s most highly regarded mine operators and builders. He has worked globally in a variety of mining operations and retired in 2000 as Senior Vice President and Chief Operating Officer of Homestake Mining Company. He serves on several Boards of mining and mineral exploration companies.

“These important changes are the culmination of the earlier announced strategy of the Board of Directors to unlock the value of NovaGold’s substantial assets for the benefit of all shareholders,” said Gerry McConnell, the outgoing Chairman of the Board of Directors and who will continue to serve as a Director of the Company. “Greg Lang brings unparalleled credentials to the leadership of NovaGold. His track record of successfully permitting, building and operating major mines around the world and, in particular, his intimate knowledge of NovaGold’s 50%-owned Donlin Gold property, will provide NovaGold with excellent stewardship in the successful development of what we believe will become one of the most-significant and valuable gold mines in the world.”

NovaGold Resources Inc.

“On behalf of the Board of Directors, I would like to thank Rick for his immense contribution in discovering and developing NovaGold’s significant portfolio of world-class assets,” continued Mr. McConnell. “He has been recognized by his peers when in 2009 the Donlin team received the prestigious Thayer Lindsley Award for international mineral discovery. His steadfast pursuit of discovery has secured NovaGold shareholders large, high-quality precious and base metals deposits located in first-tier mining jurisdictions. Rick’s skillsets are best suited for NovaCopper where shareholders can look forward to more discoveries and value creation from his new leadership role. We are also delighted to welcome Tom Kaplan and Gil Leathley to the Board of Directors of NovaGold. They are consummate leaders in their respective fields and NovaGold shareholders are extremely fortunate to have the benefit of their knowledge, experience and professionalism.”

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its flagship property, Donlin Gold, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. The Company is also committed to maximizing the value of its non-core assets, including its interest in the Galore Creek copper-gold-silver project. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold, through its wholly-owned subsidiary, NovaCopper Inc., also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.com or by emailing info@novagold.net.

NovaGold Contact
Neil MacRae
Director, Investor Relations
neil.macrae@novagold.net
604-669-6227 or 1-866-669-6227

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NovaGold Resources Inc.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to the potential spin-out of NovaCopper, the potential sale of all or part of NovaGold’s interest in Galore Creek, and the future operating or financial performance of NovaGold or NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Corporation for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; failure to satisfy one or more of the conditions to the Plan including failure to obtain required court, shareholder or regulatory approval for the Plan; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

NovaGold Resources Inc.